Exhibit 99.1

PRESS RELEASE

INFOSYS ANNOUNCES CHANGES TO BOARD OF DIRECTORS

Bangalore – December 20, 2013: Infosys, a global leader in consulting, technology and outsourcing solutions, today announced the following changes to the Board of Directors.

Resignation of Mr. V. Balakrishnan

Mr. V. Balakrishnan, has conveyed his intention to resign as a Member of the Board and from the services of the Company. The resignation is effective December 31, 2013.

The Board places on record deep sense of appreciation of the services rendered by Mr. V. Balakrishnan during his tenure as the Member of the Board, Chief Financial Officer of the Company and then as the Member of the Board in-charge of Infosys BPO, Lodestone, Finacle, India Business Unit and Global Immigration.

Mr. N R Narayana Murthy, Executive Chairman said “Bala has been an early adopter and a keen anchor-builder of Infosys. It is difficult to imagine Infosys without Bala’s passion, commitment, and intellect. The Board and every Infoscion thank Bala for his wonderful contribution and wish him great success in his future endeavors’”.

Mr. S. D. Shibulal, Chief Executive Officer and Managing Director said “Bala during his two decades of association with Infosys, has played a pivotal role in building the finance function and has been a key driver behind all of our achievements in areas of investor relations and corporate governance. Over the last few years, he has also provided leadership to BPO, Finacle, India Business Unit, Global Immigration and most recently, to Lodestone. I would like to wish him the very best in all his future endeavors”.

Balakrishnan said “I have enjoyed every moment of my stint at Infosys and it was a great learning experience. While my heart will always be with Infosys my mind wants to do something beyond Infosys. I thank all my colleagues who supported and encouraged me during my career at Infosys. I wish Infosys all the very best in its future endeavors.”

Induction of Mr. U B Pravin Rao as a Whole-time Director

The Nominations and Governance Committee of the Company recommended the induction of Mr. U B Pravin Rao as a Whole-time Director of the Company.

Mr. Pravin Rao is currently a Member of the Executive Council, Senior Vice President and Global Head-Retail, Consumer Packaged Goods, Logistics and Life Sciences. Mr. Rao also serves as a Member of the Board of Infosys Lodestone. Mr. Rao is also the Director of the Infosys Leadership Institute (ILI).

Mr. Rao holds a degree in electrical engineering from Bangalore University, India.

Welcoming Mr. Pravin Rao, Mr. N. R. Narayana Murthy, Executive Chairman, said, “I am very happy that Pravin will be joining the Board. I have worked with Pravin closely and have benefited immensely from his wisdom. My congratulations to him.”

Induction of Ms. Kiran Mazumdar-Shaw as an Independent Member of the Board

The Nominations and Governance Committee of the Company recommended the induction of Ms. Kiran Mazumdar-Shaw as an Independent Member of the Board.

Ms. Kiran Mazumdar-Shaw is the Chairman & Managing Director of Biocon Limited a biotechnology company based in Bangalore, India.

Ms. Shaw is highly respected in the corporate world and has been named among TIME magazine’s 100 most influential people in the world. Recently, Economic Times placed her at India Inc’s top 10 most powerful women CEO for the year 2012. Her pioneering efforts in biotechnology have drawn global recognition both for Indian Industry and Biocon.

Ms. Shaw received a graduate honors degree in Zoology from Bangalore University (1973) and qualified as a Master Brewer from Ballarat University, Australia (1975). Ms. Shaw has also received many honorary Doctorates in recognition of her pre-eminent contributions to the field of biotechnology.

Welcoming Ms. Shaw, Mr. N. R. Narayana Murthy, Executive Chairman said, “Kiran is a well-recognized and respected corporate leader. She will bring immense value to the board. I am honored to welcome her to our Board”.

The Board of Directors will adopt appropriate resolutions on the above recommendations of the Nominations and Governance Committee, at the meeting scheduled for January 10, 2014.

About Infosys

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 30 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$7.4 billion in annual revenues and 160,000+ employees, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and on Form 6-K for the quarters ended June 30, 2013 and September 30, 2013. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For Further information please contact:

Asia Pacific Sarah Vanita Gideon Infosys, India Phone: +91 80 41563373 Sarah_Gideon@Infosys.com	EMEA Paul de Lara Infosys, UK Phone: +44 2075162748 Paul_deLara@Infosys.com	The Americas Ken Montgomery GolinHaris for Infosys Phone: +1 415.318.4399 KMontgomery@GolinHarris.com